For period ended 5-31-12
Registrant Name: American Beacon Funds
File Number: 811-4984


Item 77.M Mergers

The information below details the registrant as the surviving corporation of a merger with another registered investment company:

(a) The name of each such other registered company: Stephens Small Cap Growth Fund, a series of Professionally Managed Portfolios Stephens Mid-Cap Growth Fund, a series of Professionally Managed Portfolios

(b) Circumstances and details of the merger or consolidation, including the date and terms thereof, any action taken by the board of directors or shareholders approving or ratifying the merger or consolidation. At the November 8, 2011, Board meeting for the American Beacon Funds ("Trust"), the Board of Trustees ("Board" or "Trustees"), including a majority of the Independent Trustees, determined that the adoption by the Trust, on behalf of the American Beacon Stephens Mid-Cap Growth Fund and the American Beacon Stephens Small Cap Growth Fund (each a "New Fund", and together the "New Funds"), of the Agreements and Plans of Reorganization (the "Plans") with the Stephens Small Cap Growth Fund and Stephens Mid Cap Growth Fund (each an "Old Fund", and together the "Old Funds"), was in the best interests of the New Funds and the shareholders of the New Funds. The Plans were approved by a majority of the shareholders of the Old Funds on February 23, 2012. Pursuant to the Plans, the Old Funds reorganized into the New Funds and management oversight responsibility for the New Funds shifted from Stephens Investment Management Group, LLC ("SIMG") to American Beacon Advisors, Inc. Following shareholder approval of the Plans, each of the Old Funds transferred all of its respective assets to the respective New Fund in exchange solely for (1) the number of full and fractional Investor Class and/or Institutional Class Shares of the New Funds equal to the number of full and fractional Class A and Class I shares, respectively, of the respective Old Fund and (2) each of the New Funds assumed of all of the liabilities of the respective Old Fund. Immediately thereafter, each of the Old Funds distributed the New Fund shares to its respective shareholders and the Trust's transfer agent established accounts on the New Funds' share records in the names of those shareholders and transferred those New Fund shares to those accounts, by class, to complete the liquidation of the Old Funds. As a result, each shareholder of each of the Old Funds received Investor Class and/or Institutional Class shares of the respective New Fund.